www.linkedin.com/in/oleandersen1
(LinkedIn)
www.falkenhoj.dk (Company)
www.itagil.dk (Portfolio)
www.actimo.com (Portfolio)

Top Skills

Strategic Planning
Strategic Financial Planning
Business Strategy

Ole Andersen

Business Angel and owner ApS Falkenhøj
Copenhagen, Capital Region, Denmark

Summary

Assisting start up and growth companies maturing. Assists and participates in strategy processes, -planning, organisational development and financial transactions, from raising capital to M&A

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Experience

ApS Falkenhøj, Falkenhøj Management A/S, Falkenhøj Finans ApS
Managing Director, Owner and Founder
May 1997 - Present (25 years 7 months)
København, Hovedstaden, Danmark

ITAGIL ApS
Chairman and Co-founder
January 2001 - Present (21 years 11 months)
Copenhagen

Oveo.io
Chairman
December 2020 - Present (2 years)
Copenhagen Metropolitan Area

Rightstars
Chairman of the Board
September 2021 - Present (1 year 3 months)
Barcelona, Cataluña, Spanien

Knowledge Cube A/S
Member Board Of Directors
January 2021 - Present (1 year 11 months)
København og omegn

EnCoat ApS
Board Member
November 2022 - Present (1 month)

København, Hovedstaden, Danmark

Verdane Capital
Director, Fund VIII
2007 - Present (15 years)

DanBAN - Danish Business Angels
Member
April 2002 - Present (20 years 8 months)
Copenhagen, Capital Region, Denmark

Mitco Invest ApS
CEO og Co-founder
October 2012 - Present (10 years 2 months)
Hovedstaden, Danmark

Envest ApS
Director and Co-founder
January 1999 - Present (23 years 11 months)
Østerbro, Copenhagen

Vækstlab Holding ApS
Chairman and Co-founder
April 2018 - September 2021 (3 years 6 months)
Copenhagen

Vækstlabs aktiver fordeles til ejerkredsen og ophører sit virke.

Skyspoc
Chairman
April 2016 - March 2021 (5 years)
Copenhagen

Skyspoc continues the journey as a fully owned subsidiary under iSpoc, and thus time to say good bye!

Actimo
Chairman
October 2012 - October 2020 (8 years 1 month)
Actimo has been a fantastic journey for me. Actimo has become a leader in employee communication, engagement and performance management during the last 8 years. Grown to become an international business, with significant

and valuable ARR. A strong team, with a strong platform and now sold to Kahoot. I am proud to have been a part of this adventure.

Pro-IT ApS
Director
January 2019 - August 2020 (1 year 8 months)
Tønder

Itagil købte Pro-it primo 2019. Efter en succesfuld sammenlægning af de to virksomheders servicetilbud, systemer og strukturer, fusioneredes de to selskaber i August og blev til ét.

ICTA AB
Board Member
May 2014 - May 2020 (6 years 1 month)
Stockholm, Sweden

In 2014 Intellecta (later ICTA) was a sizeable group of communication agencies in Stockholm. In October 2013 ICTA acquired 60 % of the Danish digital agency ProPeople. In 2015 ICTA further acquired 70% of the US based agency Blink Reaction. The two digital agencies merged and became FFW. By 2019 the communications agencies had been sold or spun out, and FFW was sold to the Munich based Private Equity firm Findos. ICTA acquired Swedish print-tech company Rolling Optics and continued under this name.

BystedFFW
Chairman
March 2016 - November 2019 (3 years 9 months)
Copenhagen, Denmark

FFW
Partner
April 2008 - November 2019 (11 years 8 months)
Copenhagen Area, Denmark

Holdingselskabet af 1934 A/S
Chairman
1997 - October 2013 (16 years)

Modus A/S
Chairman
2001 - June 2013 (12 years)

Aqualife A/S
Board member
October 2009 - March 2012 (2 years 6 months)

Noise Limit ApS
Chairman
2004 - July 2010 (6 years)

Vitao ApS
Chairman
2003 - July 2009 (6 years)

Aresa A/S
Chairman
March 2002 - March 2009 (7 years 1 month)

Fortis Intertrust A/S
Board member
January 2005 - December 2008 (4 years)

Apple
13 years 2 months

Managing Director, Nordic Region
July 1998 - December 2001 (3 years 6 months)
Stockholm, Sweden

General Manager, Northern Europe Region
June 1995 - June 1998 (3 years 1 month)
Stockholm, Sweden

Managing Director, Denmark
November 1991 - June 1995 (3 years 8 months)
Copenhagen, Denmark

Sales Director, Denmark
November 1988 - October 1991 (3 years)
Copenhagen, Denmark

HP
Sales- and branch office manager
1982 - 1988 (6 years)

Education

Copenhagen Business School

Bsc. Econ., Strategic planning, Strategic marketing · (1977 - 1982)

INSEAD

AMP, Business Administration and Management, General · (1989 - 1989)

Holte Gymnasium

High School · (1974 - 1977)